Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES COMPLETION OF FURTHER INVESTMENT AND ENTRY INTO A NEW INVESTOR RIGHTS AGREEMENT WITH RIO TINTO

VANCOUVER, BC, Dec. 12, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces it has completed its previously announced C$6 million further investment by Rio Tinto Canada Inc. ("Rio Tinto"), to continue to advance the Company's Casino Project in the Yukon.

Rio Tinto acquired 3,468,208 common shares at a price of C$1.73 per share for aggregate gross proceeds of approximately C$6 million, resulting in Rio Tinto's ownership increasing to approximately 9.7% of Western's outstanding common shares.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2023/12/c6963.html

%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 17:00e 12-DEC-23